3/6/03

03014280

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-83586

8-53586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Saints Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Sansome Street, Suite 1925
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Sawyer 415-773-2080
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Ken Sawyer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Saints Advisors, L.L.C. (a Delaware Limited Liability Company) ("Advisors") for the year ended December 31, 2002, are true and correct. I further affirm that neither Advisors nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2/27/2003
Date

Managing Director
Title

Subscribed and sworn to
before me this 27th day
of February, 2003

Notary Public

KATHLEEN A. SURYAN
Commission # 1388317
Notary Public - California
San Francisco County
My Comm. Expires Sep 3, 2006

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Saints Advisors, L.L.C.

We have audited the accompanying statement of financial condition of Saints Advisors, L.L.C. ("Advisors") as of December 31, 2002 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Advisors' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Saints Advisors, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules on pages 10 and 11 of Advisors as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of Advisors' management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the books and records maintained by Advisors and may not necessarily be indicative of the conditions that would have existed or the results of operations if Advisors had operated independently of Saints, Inc.

Deloitte & Touche LLP

February 28, 2003

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH	$ 108,849
INVESTMENTS (cost - $5,775)	9,820
ACCOUNTS RECEIVABLE, net of allowance for doubtful accounts of $26,145	166,895
PREPAID EXPENSES	1,155
COMPUTER EQUIPMENT, NET	-
TOTAL ASSETS	$ 286,719

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 48,603
Related party payables - Saints, Inc.	1,084
Total liabilities	49,687
MEMBERS' EQUITY:	
Retained earnings	237,032
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 286,719

See notes to financial statements.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Consulting services	$310,500
Miscellaneous income	64,252
Interest income	3,248
Realized gain	1,789
Unrealized gain on investments	4,045
Total revenue	383,834
EXPENSES:	
Employee compensation and benefits	175,108
General and administrative	177,900
Contract services	35,417
Other direct expenses	4,713
Total expenses	393,138
NET LOSS	$ (9,304)

See notes to financial statements.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

RETAINED EARNINGS, DECEMBER 31, 2001	$ 395,075
NET LOSS	(9,304)
DISTRIBUTION	(148,739)
RETAINED EARNINGS, DECEMBER 31, 2002	$ 237,032

See notes to financial statements.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (9,304)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	6,563
Unrealized gain	(4,045)
Reduction of allowance for doubtful accounts	(18,717)
Changes in assets and liabilities:	
Purchase of investments	(5,775)
Accounts receivable	(95,846)
Prepaid expenses	568
Payables and accrued liabilities	224
Related party payables	(5,003)
Net cash used in operating activities	(131,335)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distribution	(148,739)
NET DECREASE IN CASH	(280,074)
CASH, BEGINNING OF YEAR	388,923
CASH, END OF YEAR	$ 108,849

See notes to financial statements.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. STRUCTURE AND BACKGROUND INFORMATION

Saints Advisors, L.L.C. ("Advisors"), a Delaware limited liability company, was formed on May 26, 2000 for the purpose of providing corporate development and other consulting services to public and nonpublic companies in the technology industry. Ken Sawyer is the managing and sole member of Advisors.

On April 9, 2002, Advisors registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer. Advisors does not carry securities accounts for customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Computer Equipment - Computer equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three years. As of December 3, 2002, all computer equipment was fully depreciated.

Investments - Investments consist of publicly traded equity securities that are valued at market value and classified as trading securities.

Revenue Recognition - Consulting services revenue is recognized as services are performed. Amounts received in advance of revenue being recognized are recorded as deferred revenue.

Income Taxes - No income taxes or tax benefits have been recorded in Advisors' financial statements. The member's share of taxable income or loss is included in the tax return of the member.

Stock Based Compensation - Advisors accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.*

Recently Issued Accounting Pronouncements - In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). The Managing Member has not yet performed its analysis of the effects, if any, of FIN 46 on Advisor's financial statements.

Concentration of Credit Risk - Financial instruments that potentially subject Advisors to significant concentrations of credit risk consist primarily of accounts receivable. For the year ended December 31,

2002, three customers accounted for 26%, 23%, and 14% of total revenue, respectively. Three customers accounted for 60%, 13% and 10%, respectively, of total accounts receivable at December 31, 2002.

3. RELATED PARTY TRANSACTIONS

Saints, Inc. - Advisors pays a monthly reimbursement to a related company, Saints, Inc., in consideration for certain operating expenses paid on Advisors' behalf. Saints, Inc. is a Delaware company incorporated to manage Saints Ventures, L.L.C., a Delaware limited liability company, and Saints Capital I, L.P. (collectively, the "Funds"). The Funds were formed for the purpose of making equity investments in private companies. Ken Sawyer is the managing member and sole owner of Saints, Inc. For the year ended December 31, 2002, expenses incurred in respect of the monthly reimbursements to Saints, Inc. totaled $25,121. As of December 31, 2002, $1,084 of this amount was payable to Saints, Inc.

In September 2002, all employees of Advisors also became employees of Saints, Inc. Saints, Inc. assumed all payroll related functions and Advisors ceased to pay direct payroll or payroll related expenses. Effective September 2002, compensation expense is allocated to Advisors based on the proportionate amount of time that their employees spend on activities of Advisors. $0 compensation expense was allocated to Advisors from September 2002 through December 31, 2002.

4. OPTION PLAN

In November 2000, Advisors established an option plan. Under the option plan, Advisors is authorized to grant options to purchase 10,000,000 membership units to its employees, directors and consultants. Options granted generally vest in installments over a four year period, commencing on the grant date. Options expire ten years from the date of grant.

A summary of activity under the option plan is set forth below:

	Options Outstanding	Exercise Price
Outstanding, December 31, 2001	2,210,000	$ 0.01
Options granted (weighted average fair value of $0 per unit)	2,000,000	0.01
Options cancelled	(1,200,000)	0.01
Outstanding, December 31, 2002	3,010,000	$ 0.01

At December 31, 2002, options to purchase 6,990,000 membership units were available for grant.

Additional information regarding options outstanding as of December 31, 2002 is as follows:

	Options Outstanding			Options Vested and Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Vested and Outstanding	Weighted Average Exercise Price
$ 0.01	3,010,000	8.7	$ 0.01	526,666	$ 0.01

As discussed in Note 1, Advisors accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretations.

Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, requires the disclosure of pro-forma net income as if Advisors had adopted the fair value method. For purposes of the pro-forma disclosure, the fair value of stock-based awards to employees has been calculated using the minimum value method with the following weighted average assumptions: expected life, 3.5 years; risk-free interest rate, 5.0% and no dividends during the expected term. Advisors' calculations are based on a single option valuation approach, and cancellations are recognized as they occur. If the computed fair values of Advisors' awards had been amortized to expense over their related vesting periods, the impact on net loss for 2002 would not be material.

5. INVESTMENTS

As of December 31, 2002, investments with a cost basis of $5,775 are held by Advisors with a market value of $9,820. During the year ended December 31, 2002, Advisors sold securities with a cost basis of $2,625 for proceeds of $4,414.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first 12 months of operations. At December 31, 2002, the Company had net capital of $67,509, which was $62,509 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.74 to 1.

* * * * * *

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL:		
Members' equity (from statement of financial condition)		$237,032
Non-allowable assets		
Receivables		166,895
Prepaid expenses		1,155
Total non-allowable assets		168,050
Net capital before haircut on securities positions		68,982
Haircuts on securities		1,473
NET CAPITAL		$ 67,509
AGGREGATE INDEBTEDNESS:		
Total liabilities (from balance sheet)		$ 49,687
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Net capital requirement (12-1/2% of aggregate indebtedness)	(A)	$ 6,211
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 6,211
Excess net capital (net capital, less net capital requirement)		$ 61,298
Ratio: Aggregate indebtedness to net capital		0.74 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing, as amended on February 27, 2003, as of December 31, 2002.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(1).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

February 28, 2003

Saints Advisors, L.L.C.
(A Delaware Limited Liability Company)
505 Sansome Street, Suite 1925
San Francisco, CA 94111

In planning and performing our audit of the financial statements of Saints Advisors, L.L.C. (A Delaware Limited Liability Company) ("Advisors") for the year ended December 31, 2002 (on which we issued our report dated February 28, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on Advisor's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Advisors that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Advisors in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because Advisors does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of Advisors is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Advisors has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of Advisor's internal control would not necessarily disclose all matters in Advisor's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving Advisor's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above. However, we noted the following matter involving Advisor's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of Advisor for the year ended December 31, 2002.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of Advisor, the specific weaknesses are not described herein and no corrective action has been taken or proposed by Advisor. This matter does not affect our report on the financial statements of Advisor for the year ended December 31, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Advisor's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP